Mail Stop 4561

August 19, 2009

John Gross, Chief Financial Officer
Majesco Entertainment Company
160 Raritan Center Parkway
Edison, New Jersey 08837

> **Re: Majesco Entertainment Company**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed August 11, 2009**
> **File No. 333-159980**

Dear Mr. Gross:

We have reviewed your amendment and have the following comments.

Item 16. Exhibits

Exhibit 4.6 Form of Indenture

1. We note from your exhibit index that you plan to file a form of indenture by amendment or with a future Exchange Act report. Because indentures are qualified upon effectiveness of the registration statement pursuant to Section 309 of the Trust Indenture Act of 1939, the actual indentures should be filed as exhibits to this registration statement prior to its effectiveness. See Question 201.04 of the Division of Corporation Finance's Compliance and Disclosure Initiatives for the Trust Indenture Act of 1939, available at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

Exhibit 5.1 Opinion of Mintz, Levin, Cohn, Ferris, Glovsky, and Popeo, P.C. regarding the legality of the shares of common stock to be registered

2. We note that counsel has limited its opinion to the laws of Delaware and Federal law. With respect to the debt securities, you also must obtain and file an opinion of counsel that opines on the laws of the state governing the indentures. We note the following sentence at the end of the second full paragraph on page 3: "To the extent that any applicable document is stated to be governed by the laws of another jurisdiction, we have assumed for purposes of this opinion that the laws of such jurisdiction are identical to the state laws of the State of Delaware." Please delete the qualification. If your counsel believes they are not qualified to provide

an opinion based on the laws of the State governing the indentures, then it may be necessary for you to obtain counsel in that jurisdiction.

3. Please confirm, if true, that the reference and limitation in the opinion to the "General Corporation Laws of the State of Delaware" includes all statutory provisions and reported judicial decisions interpreting these laws.

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As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with each amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Kevin Dougherty at (202) 551-3271 with any questions. If you require further assistance you may contact me at (202) 551-3456. In addition, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551- 3735, if your thereafter have any other questions.

Sincerely,

Matthew Crispino
Staff Attorney

cc: Via Facsimile (212) 983-3115
      Todd E. Mason, Esq.
      Mintz, Levin, Cohn, Ferris, Glovsky, and Popeo, P.C.